EXHIBIT 15.1
Alternative performance measures

Free cash flow
Free cash flow (FCF) is a measure of financial performance, calculated as operating cash flow less capital expenditures. FCF represents the cash that a company is able to generate after spending the money required to maintain or expand its asset base. FCF is calculated in the following manner:

Free cash flow = net cash provided by operating activities – capital expenditures.

	For the year ended December 31,
U.S. dollar million	2022	2021	2020

Net cash provided by operating activities	2,753	2,677	1,761
Less: capital expenditures	(581)	(524)	(560)
Free cash flow	2,172	2,153	1,201

Net cash (debt) position
This is the net balance of cash and cash equivalents and other investments (current and non-current), adjusted to exclude other investments in SGR (non-current), less borrowings. It provides a summary of the financial solvency and liquidity of the company. Net cash (debt) is widely used by investors and rating agencies and creditors to assess the company’s leverage, financial strength, flexibility and risks. Net cash (debt) is calculated in the following manner:

Net cash (debt) = cash and cash equivalents + other investments (current and non-current) – borrowings (current and non-current).

	For the year ended December 31,
U.S. dollar million	2022	2021	2020

Cash and cash equivalents[1]	1.7	1.3	0.5
Plus: other investments (current and non-current)[1]	2.0	1.4	0.8
Less: borrowings (current and non-current)	(1.0)	(1.5)	(1.7)
Net cash (debt) position	2.6	1.2	(0.4)

1    Ternium Argentina's consolidated position of cash and cash equivalents and other investments amounted to $1.4, $0.9 and $0.4 billion as of December 31, 2022, 2021 and 2020, respectively.